
03026235

Form 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
JUL 02 2003
WASH. D.C.
187
SECTION

For the fiscal year ended December 31, 2002

Preformed Line Products Company
Salaried Employees' Profit-Sharing Plan
660 Beta Drive
Mayfield Village, Ohio 44143

Exhibit 99.1

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert G. Ruhlman, President and Chief Executive Officer, of Preformed Line Products (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Annual Report on Form 11-K of the Preformed Line Products Company Salaried Employees Profit Sharing Plan (Plan) for the period ended December 31, 2002 which this certification accompanies fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934: and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 27, 2003

Robert G. Ruhlman
President and Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Preformed Line Products Company and will be retained by Preformed Line Products Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.2

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Eric R. Graef, Vice President-Finance and Treasurer, of Preformed Line Products (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Annual Report on Form 11-K of the Preformed Line Products Company Salaried Employees Profit Sharing Plan (Plan) for the period ended December 31, 2002 which this certification accompanies fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934: and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 27, 2003

Eric R. Graef
Vice President - Finance and Treasurer
(Principal Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to Preformed Line Products Company and will be retained by Preformed Line Products Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-73692) of Preformed Line Products Company of our report dated June 17, 2003 relating to the financial statements and supplementary schedules of Preformed Line Products Company Salaried Employees' Profit Sharing Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Cleveland, Ohio
June 17, 2003



Preformed Line Products Company Salaried Employees' Profit Sharing Plan

Financial Statements and
Supplemental Schedule
December 31, 2002 and 2001

Preformed Line Products Company
Salaried Employees' Profit Sharing Plan

Index to Financial Statements and Supplemental Schedule

Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA (Employee Retirement Income and Security Act of 1974) have been omitted because the conditions under which they are required are not present.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
BP Tower, 27th Floor
200 Public Square
Cleveland OH 44114-2301
Telephone (216) 875 3000
Facsimile (216) 566 7846

Report of Independent Auditors

To the Participants and Plan Administrator of the
Preformed Line Products Company Salaried
Employees' Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Preformed Line Products Company Salaried Employees' Profit Sharing Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 17, 2003

Preformed Line Products Company
Salaried Employees' Profit Sharing Plan

Statements of Net Assets Available for Benefits
At December 31, 2002 and 2001

	December 31, 2002	December 31, 2001
Assets		
Investments, at fair value	$ 26,007,076	$ 32,499,770
Receivables:		
Employer contribution	1,655,657	1,685,110
Dividend and interest	28,571	12,251
Total receivables	1,684,228	1,697,361
Net assets available for benefits	$ 27,691,304	$ 34,197,131

The accompanying notes are an integral part of these financial statements.

Preformed Line Products Company
Salaried Employees' Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

	2002
Additions	
Investment income:	
Interest	$ 242,055
Dividends	225,265
	467,320
Rollover contributions	4,876
Employer contributions	1,655,657
Total additions	2,127,853
Deductions	
Benefits paid to participants	3,891,954
Net depreciation in fair value of investments	4,721,416
Administrative expenses	20,310
Total deductions	8,633,680
Net decrease	(6,505,827)
Net assets available for benefits:	
Beginning of year	34,197,131
End of year	$ 27,691,304

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

General

The following description of the Preformed Line Products Company Salaried Employees' Profit Sharing Plan (the "Plan") provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan, which covers substantially all domestic full time salaried employees of the Plan sponsor, Preformed Line Products Company (the "Company" and the "Plan Sponsor").

Contributions

Employees must have two or more years of credited service to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Company's annual contribution to the Plan is 15% of net profits of the Company for such year, as defined, but is limited to 15% of each covered employee's compensation earned for such year. The Company's contribution to the Plan includes deposits of cash and the Company's treasury shares. Each employee's portion of the contribution is awarded based on years of service and salary. The Company directs that a percentage of the annual employer contribution be invested in the Stock Fund for the account of each participant. The Stock Fund invests principally in the Company's common shares. Participants may direct contributions (beyond the investment in the Stock Fund) in any of eleven other investment options. Participants may change their investment options daily.

Participant accounts

Each participant's account is credited with Plan earnings and charged with an allocation of administrative expenses. Allocations are based on account balances, as defined.

Administrative expenses

All trustee and recordkeeping fees are paid by the Plan. All other fees are paid by the Company.

Vesting

Benefits are fully vested when credited to participant accounts.

Payment of benefits

Benefits are recorded when paid. Benefits are paid when a participant withdraws from the Plan. Additionally, the participant may elect to rollover the benefits to another tax deferred plan or may leave the benefits in the Plan until April 1 of the year following the year the participant reaches age 70-½ at which time a distribution is required. Hardship withdrawals are available if requirements are met as outlined in the Plan document.

Participant loans

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance, reduced by their highest outstanding loan balance during the preceding 12 months. Loan transactions are treated as a transfer from the respective investment fund to the loan fund. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate based on the prime interest rates as determined daily by the trustee on the loan origination date plus one percent. Principal and interest is paid ratably through semi-monthly payroll deductions.

Plan termination
Although it has not been expressed any intent to do so, the Company may amend, modify, suspend or terminate the Plan. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

2. Summary of Significant Accounting Policies

Basis of accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment valuation and income recognition
Investments are stated at fair value. Investments which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid prices. Participant loans are carried at their outstanding balance, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and uncertainties
The Plan provides for various investment options in combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rates, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and statement of changes in net assets available for benefits.

Reclassifications
Certain prior period amounts have been reclassified to conform to current year's presentation.

Recently Issued Accounting Pronouncements
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of SFAS No. 133" and SFAS No. 138, "Accounting for Derivative Instruments and Hedging Activities – an amendment of SFAS No. 133" is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes standards for accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging purposes. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Plan adopted this standard as of January 1, 2001. The adoption of SFAS No. 133 did not have an impact on the financial statements of the Plan.

3. Investments

The fair values of investments that represent 5% or more of the Plan's net assets at December 31 are as follows:

	2002	2001
Preformed Line Products Company Common Stock*	$ 2,381,393	$ 2,593,145
Schwab Value Advantage Fund**	7,118,753	5,725,012
ABN AMRO Growth N	5,272,445	8,370,798
Excelsior Value & Restructuring Fund	2,920,884	4,471,330
Schwab S&P Fund	2,237,204	3,312,175
Credit Siusse Fixed Income Fund	2,505,866	2,727,443

*Nonparticipant directed
**Nonparticipant and participant directed

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as determined by quoted market price for the year ended December 31, 2002, as follows:

Mutual funds	$ 4,452,854
Common stock	268,562
	$ 4,721,416

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 17, 1999 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Although the Plan has been amended since February 17, 1999, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, the Plan is qualified and the related trust is tax exempt.

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in the Preformed Line Products Stock Fund is as follows:

	December 31, 2002	December 31, 2001
Net assets:		
Preformed Line Products Company Common stock	$ 2,381,393	$ 2,593,145
Money market	518,349	738,410
Contribution receivable	168,865	176,812
Dividend receivable	28,571	-
	$ 3,097,178	$ 3,508,367

	Year Ended December 31, 2002
Changes in net assets:	
Contributions	$ 168,865
Dividends and interest	122,598
Net depreciation in fair value of investments	(268,562)
Benefits paid to participants	(431,978)
Other	(2,112)
	$ (411,189)

6. Transactions with Parties-In-Interest

At December 31, 2002 and 2001, the Plan held 142,855 and 140,170 shares, respectively, of the common stock of the Company representing 8.6% and 7.6% of the Plan's net assets at December 31, 2002 and 2001, respectively.

The Plan pays fees for Charles Schwab Trust Company (the "Trustee") services. Additionally, the Plan invests in certain funds of the Trustee, which is exempt from being a prohibited transaction.

Preformed Line Products Company
Salaried Employees' Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Identiry of Issue, Borrower, Lessor or Similar Party	Description of Invesment, including Maturity, Date, Rate of Interest, Par or Maturity Value	Historical Cost	Market
Common Stock			
Preformed Line Products Company *	Common Stock	$ 384,915	$ 2,381,393
Money Market Funds			
Charles Schwab and Company, Inc. *	Value Advantage Fund	7,118,753	7,118,753
Participant Loans			
Loan Fund	Prime +1% over fixed term	244,567	244,567
Mututal Funds			
The Chicago Trust Company	Growth and Income Fund	7,709,627	5,272,445
American Funds Group	Europacfic Growth Fund	888,650	562,794
U.S. Trust Company	Excelsior Value and Restructuring Fund	3,246,167	2,920,884
Fasciano Funds, Inc.	Fasciano Fund	274,635	245,024
Invesco Funds Group, Inc.	Dynamics Fund	1,499,547	733,937
Invesco Funds Group, Inc.	Total Return Fund	1,053,532	774,617
Charles Schwab and Company, Inc. *	S&P 500 Fund	3,379,970	2,237,204
Third Avenue Funds	Value Fund	572,147	487,929
Credit Suisse Asset Management LLC	Warburg Pincus Fixed Income Fund	2,536,154	2,505,866
Wllace R. Weitz & Co.	Weitz Value Fund	612,934	521,663
		21,773,363	16,262,363
		$ 29,521,598	$ 26,007,076

* Indicates party-in-interest to the Plan

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Preformed Line Products Company
Salaried Employees' Profit-Sharing Plan

June 27, 2003

Eric R. Graef
Vice President – Finance and Treasurer